Exhibit 99.1

Stevanato Group Announces Voting Results from its Annual General Meeting

PIOMBINO DESE, Italy – June 2, 2022 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries announced today that all resolutions proposed to Shareholders at the Annual General Meeting of Shareholders (“AGM”) held virtually on June 1, 2022 were passed.

Details of the resolutions submitted to, and approved by, the AGM are included in the explanatory report prepared by the board of directors of the Company, which is available on the Company’s corporate website at https://ir.stevanatogroup.com/.

In the ordinary part of the AGM the Shareholders approved, among other things, the annual financial statements for the financial year ended on December 31, 2021 and the allocation of annual net profits for the year, including a distribution of dividends in the amount of EUR 0.051 for each ordinary share and class A share (net of treasury shares). The dividend has a record date of June 14, 2022 and a dividend payment date of July 13, 2022. The Shareholders also approved the compensation payable to the Company’s directors for their service as members of the board and the additional remuneration for the Company’s auditors, EY S.p.A. for the auditing of the consolidated financial statements for the financial years ending on December 31, 2021 and December 31, 2022, in accordance with the Public Company Accounting Oversight Board (PCAOB) standards. In addition, the Shareholders granted to the board of directors – after revoking the existing authorizations – a new authorization for the purchase and the disposal of ordinary and class A treasury shares for the period and purposes indicated in the explanatory report.

In the extraordinary part of the AGM, the Shareholders approved all proposed amendments to the Company’s articles of association as described in the explanatory report.

Further information regarding the AGM is available on the investors’ section of Stevanato Group’s corporate website at https://ir.stevanatogroup.com/, including the full text of the AGM notice, explanatory report and other AGM materials. Shareholders may request a hard copy of AGM materials, free of charge, by emailing legal@stevanatogroup.com.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit www.stevanatogroup.com.

Media Contact

Stevanato Group - media@stevanatogroup.com

Investor Relations

Lisa Miles, SVP Investor Relations - lisa.miles@stevanatogroup.com

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group” or the “Company”). The words “will”, “can” and similar expressions (or their negative) identify certain of these forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, statements about Stevanato Group’s AGM and our future financial performance. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, inflation, potential negative developments in the COVID-19 pandemic, the impact of the conflict between Russia and Ukraine, supply chain challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements can be found under the heading “Risk Factors” in our most recent reports on Form 20-F and other documents of Stevanato Group on file with the U.S. Securities and Exchange Commission.